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13025628

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SEC
Mail Processing
Section

MAR - 1 2013

Washington DC
402

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ANNUAL AUDITED [redacted]RT
FORM X-17A-[redacted]
PART III

SEC FILE NUMBER
8-37105

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fieldpoint Private Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

257 Riverside Avenue
(No. and Street)

Westport, (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gennaro Fulvio 212-490-3113
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name - *if individual, state last, first, middle name*)

One Church Street (Address) New Haven (City) CT (State) 06510 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Gennaro Fulvio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Fieldpoint Private Securities, LLC** as of **December 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

FINOP

Title

Brian R. Bollinger
Notary Public, State of New York
No. 01BO6127451
Qualified in Nassau County
Commission Expires May 23, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover.)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

McGladrey LLP

McGladrey

INDEPENDENT AUDITOR'S REPORT

To the Audit Committee
Fieldpoint Private Securities, LLC
Westport, Connecticut

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Fieldpoint Private Securities, LLC (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Fieldpoint Private Securities, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New Haven, Connecticut
February 28, 2013

FIELDPOINT PRIVATE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS		
Cash and cash equivalents	$	427,568
Restricted cash		-
Deposit with clearing broker		100,175
Receivable from clearing broker		137,605
Equipment, furniture and software, net of accumulated depreciation and amortization of $12,713 (Note 2)		18,808
Other assets		58,297
Total assets	$	742,453
LIABILITIES AND MEMBER'S CAPITAL		
Liabilities		
Commissions payable	$	39,654
Accounts payable and accrued expenses		96,431
Due to Parent (Note 3)		25,911
		161,996
Commitments and Contingencies (Notes 4 and 6)		
Member's Capital (Note 8)		580,457
Total liabilities and member's capital	$	742,453

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

Fieldpoint Private Securities, LLC (the "Company") is a registered broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and is also subject to oversight by the Securities and Business Investment Division of the Department of Banking of the State of Connecticut. The Company is approved to conduct business on the NASDAQ QMX BX, Chicago Stock Exchange, NASDAQ Stock Market, BATS Exchange Inc., and NYSE ARCA Inc. The Company provides brokerage services to the general public as well as to financial institutions as an introducing broker. The Company also provides annuity and insurance products of certain insurance carriers as an insurance agency through independent brokers and affiliate brokers as well as wealth management services.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

In June 2011, the Company was purchased by Fieldpoint Private Bank and Trust Company (the "Parent") and the Parent became a single member LLC. In January, 2012, Nutmeg Securities, LLC changed its name to Fieldpoint Private Securities, LLC. During 2011 the Company changed its fiscal year end for financial reporting purposes from September 30, to December 31, to conform with the year end of its single member, the Parent.

In September 2012, the Company sold their independent brokers to a third party.

Significant accounting policies

A description of significant accounting policies follows:

Basis of financial statement presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers short-term investments with maturities of less than 90 days to be cash equivalents. The Company considers amounts held in money market accounts at banks to be cash equivalents.

Deposit with clearing broker

Deposit with clearing broker consists of a good faith deposit maintained by the Company with its clearing broker.

Equipment, furniture and software

Equipment, furniture and software are stated at cost net of accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the estimated useful lives of the related assets, which range from three to five years.

Income taxes

The Company is treated as a disregarded entity for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the Parent reports its share of the Company's income or loss on its income tax returns. The Company's year-end for tax purposes is December 31.

The Parent files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions. However, the Company may be subject to potential examination by U.S. Federal, U.S. states or foreign jurisdiction authorities ("Tax Authorities") in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. Federal, U.S. state and foreign tax laws. Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2009.

Notwithstanding the above, the Company is required under GAAP to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In accordance with GAAP, any tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces the Company's capital. This policy has been applied to all existing tax positions outstanding at December 31, 2012 and 2011, respectively. Based on its analysis, the Company has determined that the application of this policy did not have a material impact on the Company's financial statements as of and for the periods ending December 31, 2012 and 2011, respectively. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, ongoing analyses of and changes to tax laws, regulations and interpretations thereof. In the event that Tax Authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in income tax fees payable. No interest expense or penalties have been recognized as of and for the periods ended December 31, 2012 and 2011, respectively.

Note 2. Equipment, Furniture and Software

At December 31, 2012, equipment, furniture and software consisted of the following:

Equipment and software	$	16,846
Leasehold improvements		14,675
		31,521
Less accumulated depreciation		(12,713)
Total	$	18,808

Note 3. Related Party Transactions

At December 31, 2012, the Company had cash on deposit with the Parent totaling $423,299.

At December 31, 2012, the Company recorded a payable in the amount of $25,911 for certain expenses which were paid for by the Parent and not yet reimbursed by the Company. This payable is included in due to parent in the Statement of Financial Condition.

Note 4. Commitments and Contingencies

Leases

The Company has entered into a sublease with a former related party (see Note 3), which contains provisions for rent escalations based on increases in certain costs incurred. Aggregate future rental payments are approximately as follows:

Year Ending December 31,		Amount
2013	$	41,000
2014		4,000
	$	45,000

Note 5. Exemption From Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Note 6. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its

customers and to ensure that customer transactions are executed properly by the clearing broker/dealer, by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

Note 7. Subsequent Events

The Company has evaluated events or transactions that occurred after December 31, 2012 and through the time the financial statements were issued on February 28, 2013 for potential recognition or disclosure in the financial statements.

Note 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum level of net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company calculates net capital under Rule 15c3-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital (as defined) of approximately $541,000, which was in excess of its required net capital of approximately $100,000. The Company's net capital ratio at December 31, 2012, was 0.30 to 1.

FIELDPOINT PRIVATE SECURITIES, LLC

FINANCIAL REPORT
December 31, 2012

McGladrey

Assurance ▪ Tax ▪ Consulting

FIELDPOINT PRIVATE SECURITIES, LLC

FINANCIAL REPORT
December 31, 2012

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

McGladrey

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Fieldpoint Private Securities, LLC
Westport, Connecticut

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Fieldpoint Private Securities, LLC, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, including three checks in the amounts of $322, $400 and $3,146, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the period from January 1, 2012 through December 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the Form X-17A-5 for the periods ended March 31, 2012, June 30, 2012, September 30, 2012, and December 31, 2012 and internal financial statements for the year ended December 31, 2012. For the period ended June 30, 2012, mutual funds totaling $98,744 were not included as a deduction twice in the SIPC-6 filing, line 2(c)(1). The December 31, 2012 SIPC-7 filing was adjusted for proper calculation of this deduction.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, including the Form X-17A-5 for the periods ended March 31, 2012, June 30, 2012, September 30, 2012, and December 31, 2012 and internal financial statements for the year ended December 31, 2012, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey LLP

New Haven, Connecticut
February 28, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Fieldpoint Private Securities LLC
257 Riverside Ave, 1ST FL
Westport, CT 06880

SEC File # - 8-37105

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
JOHN FULVIO (212) 490-3113

2. A. General Assessment (item 2e from page 2)		$3,866
B. Less payment made with SIPC-6 filed (exclude interest) July 17, 2012 (Date Paid)		(720)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		3,146
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$3,146
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$3,146	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fieldpoint Private Securities LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

PRES. BD
(Title)

Dated the 27 day of FEB, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2012 and ending December 31, 2012
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,637,446
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	914,588
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	174,901
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $1,502	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	1,502
Total deductions	914,588
2d. SIPC Net Operating Revenues	$1,546,455
2e. General Assessment @ .0025	$3,866
	(to page 1, line 2.A.)